Mail Stop 4561
August 17, 2005

Mr. Michael Schumacher
President
Birch Branch, Inc.
2525 Fifteenth Street, Suite 3H
Denver, CO 80211

Re:	Birch Branch, Inc.
      Registration Statement on Form SB-2
      Filed July 15, 2005
      File No. 333-126654

Dear Mr. Schumacher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Update your financial statements pursuant to Item 310(g) of Regulation S-B.
2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.
3. Please number the pages of the registration statement.
4. We note that you are registering a distribution of Birch Branch shares that the directors of PIDV approved in 2002. Please tell us whether the shares were offered to PIDV shareholders before you filed this registration statement. Describe to us all communications between the board and PIDV shareholders, including any public announcements regarding the distribution. If you commenced the offering privately, you may not complete it as a registered public offering. Also, please tell us whether your registration statement on Form 10, which described the distribution, should be viewed as a general solicitation.
Summary
5. In the second to last paragraph, you state that "Mr. Schumacher could be deemed to be an underwriter." Please revise this disclosure to note that Mr. Schumacher is in fact an underwriter. Also, please move this disclosure to the cover page of the prospectus. Refer to
Item 501 of Regulation S-B.
6. We note that Amendment No. 1 to your 10-SB, filed on November
12,
2004, states that your Studio was 90% complete and it should be finished by December 31, 2004. Amendment No. 2 to your form 10-SB, filed on February 1, 2005, states that the Studio is 95% complete and you estimate that it will be finished by February 28, 2005. In the last full paragraph of this section, you state that construction on the studio is 97% complete. Please tell us why the estimated time of completion has been delayed. We may have further comment based on your response.
7. Please revise to clarify whether your primary business will be operation of the museum and bed and breakfast facility, or if you intend to lease the property to a third party for that purpose.

Risk Factors
8. Please include a risk factor discussing the risk of control by your largest stockholder, Michael Schumacher.
9. Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Currently, many of your subheadings merely state a fact.
For example, one risk factor subheading states No broker or dealer has committed to create or maintain a market in our stock. Please revise your subheadings to highlight the specific risk that results from the stated fact.

10. Please add a risk factor noting your reliance on Michael Schumacher. Please note whether you have an employment agreement with Mr. Schumacher. This disclosure should also include, but not be limited to, the risk posed by losing his financial resources, knowledge and business contacts.
11. We note that a number of your risk factors appear to be generic to all public companies. For instance, refer to the risk factor under the subheading General economic conditions may adversely affect our financial condition and results of operations. Please revise to ensure that each risk factor describes the specific risks to your company.

We have a history of losses and expect losses to continue for the foreseeable future.
12. Please revise to state your highly leveraged position and that you have not generated revenues since your inception. Also, please revise to note your cash balance as of the most recent practicable date.

Over-the-counter stocks are very risky.
13. You state that "other factors, such as new product developments...may adversely affect the market price of the common stock." Please state the type of product developments that could adversely affect the market price of the common stock.


Issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock, if a public trading market develops.
14. Please combine this risk factor with the risk titled The terms upon which we may obtain additional capital may be dilutive to current shareholders or otherwise require unfavorable concessions, due to the repetitive disclosure contained in these risk factors.

Development and construction risks could adversely affect our profitability.
15. We note that you list numerous risks in bulleted form. Please separately describe each material risk.







The Spin-Off and Plan of Distribution

Record Date
16. You state that the record date for the distribution to PIDV shareholders is November 26, 2002, and that individuals who have bought their common shares after the record date are not entitled to participate in the distribution. Please tell us how you will identify and locate the individuals that held PIDV shares as of November 26, 2002.

Distribution Date
17. You state that "[i]f you hold your PIDV common shares in a brokerage account, your shares of our common stock will be credited to that account. If you hold PIDV shares in a certificated form, a certificate representing your shares of our common stock will be mailed to you." Given that PIDV is now U.S. MedSys Corp., please advise us how it is possible that anyone currently holds shares of PIDV. Also, please revise to explain whether individuals that held
PIDV shares on the record date but no longer hold those shares will be entitled to receive shares of your common stock in the distribution.
18. Please revise to identify Mr. Schumacher as the trustee.

Management`s Discussion and Analysis or Plan of Operation
19. Please disclose your critical accounting estimates. Refer to the guidance of FR 72. We believe that at a minimum, you should provide disclosure about critical accounting estimates, policies and assumptions related to your long-lived assets and your related impairment assessments.
20. Please revise to include a discussion of whether your business will be subject to seasonality. Refer to Item 303(b)(1)(vii) of Regulation S-B.

Plan of Operation for March 31, 2005 to March 31, 2006
21. You state in the first sentence that you intend to market the bed and breakfast rental facility and museum by local advertising. In the same paragraph, you state that you have no plans for marketing beyond referrals. Please revise to reconcile these two statements.
22. Please disclose the estimated costs of conducting your marketing campaign.

23. In the last sentence, you state "management does not
anticipate
any revenues until the capital improvements are completed, or following the conclusion of a merger or acquisition, as contemplated by our business plan."  Please revise to provide detailed
disclosure
regarding your business plan to enter into a merger or
acquisition.
24. Please discuss in more detail the basis for management`s belief
that rental income will be sufficient to cover operating costs for the foreseeable future. Disclose when you expect to begin generating revenues. Also, please indicate whether operating costs will increase when you commence operations. If so, describe the reasons for such increase and, if possible, quantify the anticipated increase.
25. If you wish to include disclosure regarding your results of operations, please provide disclosure for the nine months ended March
31, 2005.  This disclosure should include a discussion of the
$9,592
in operating fees that you incurred during that period.

Liquidity and Capital Resources
26. Please revise your disclosure to note the estimated cost and time of completion of the studio.
Financial Position
27. Your financing agreement with your President, filed as Exhibit 10.1, states that he agrees to provide working capital to the extent necessary to you through the year ended June 30, 2005. In this section, you state that your president has agreed to provide advances sufficient to cover working capital needs through June 30, 2006. Please advise us whether this agreement to provide working capital through June 30, 2006 is a written agreement and if it is please file it as an Exhibit.
28. In the notes to the financial statements, you state that your President has advanced you $333,053. You also state that your President has agreed to fund up to an additional $15,855 for a total of $348,908 ($333,053 + $15,855). Exhibit 10.1 states that your
President has agreed to advance funds totaling up to $350,000 for the construction of your studio. Please advise us as to why your President will only provide funding of $348,908.






Business
29. Please revise to state the competitive business conditions and your competitive position in the industry and methods of competition.
Please refer to Item 101(b)(4) of Regulation S-B.

Current Business- Birch Branch, Inc.
30. Please advise us if you have a website, and if you do, tell us the address of the website. Also, if you have a website please consider disclosing the address of your website in this section.
31. You note that you "are principally in the real estate
investment
business."   Please revise to note what other types of businesses
you
are involved in.

Effect of Governmental Regulations: Compliance with Environmental
Laws
32. You state that "no assurances can be made that our intended use will meet zoning requirements." Please revise to note if you have already applied for zoning approval, and if you have, where you are in the zoning approval process.
33. In the Summary section, you state that you are the "owner of five residential lots." Please revise this section to state whether your property is in a residential zone, and if it is, why you believe that you will be able to run a business on the property.

Property
34. You state that in the past you "principally invested in real estate for possible capital gains." Please revise this section to provide further detail on your past investment activities, including the type and number of properties you invested in. Also, provide the disclosure required by Items 13, 14, and 15 of Form S-11 as applicable. Refer to Instruction B.2 of Form SB-2.
35. Please revise to state the type of properties in which your might invest. Refer to Item 102(b) of Regulation S-B.
36. Please revise to indicate any limitations on the number or amount of mortgages which may be placed on any one piece of property. Refer to Item 102(b) of Regulation S-B.



37. Please revise to describe your policy with respect to investing in real estate, indicating whether your policy may be changed by your executives without a vote of security holders and what percentage of assets you may invest in any one property. Refer to Item 102(b) of
Regulation S-B.

Directors, executive officers and key employees

Michael Schumacher
38. Please revise to state the nature of the business for each company where Mr. Schumacher has worked during the last five years.
Certain Relationships and Related Transactions
39. You state that you were advanced $9,279 by a related party. Please revise to disclose the identity of the related party. Also, please revise to state the material terms of the $9,279 advance.

Federal Securities Laws Consequences
40. Please revise to disclose the number of shares that will be owned by affiliates after this offering and that may be resold under Rule
144.

Where You Can Find More Information
41. Please revise to note that the public reference room is located in Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Financial Statements

Note 1 - Organization and summary of accounting policies

Revenue Recognition
42. Revise to include your anticipated sources of revenue and the related revenue recognition policies you will follow when you commence revenue generating activities. This discussion should disclose whether or not you will recognize rental income on a straight-line basis.





Long-Lived Assets
43. Revise to include your policies related to your annual long-lived asset impairment assessment and the subsequent accounting when an impairment has occurred. Reference is made to SFAS 144.

Part II
Item 28.  Undertakings
44. Please tell us why you have included the undertakings required by
Item 512(a) of Regulation S-B.

Exhibit 5.0 - Legal Opinion
45. We note that counsel`s opinion states the shares to be distributed "have been" validly issued and "are" fully paid and nonassessable. Since the shares have not yet been issued, it is not appropriate for counsel to opine that they "have been" validly issued and "are" fully paid and nonassessable. Instead, counsel must opine on the validity of the shares that will be issued in the distribution. Please file a revised opinion.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

















	You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director



cc:	Clifford L. Neuman (via facsimile)

??

??

??

??

Michael Schumacher
Birch Branch, Inc.
August 17, 2005
Page 1